UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _ )*

Vicon Industries, Inc.
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(Name of Issuer)

Common Stock, par value $.01 per share
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(Title of Class of Securities)

925811101
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(CUSIP Number)

August 29, 2014
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(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐    Rule 13d-1(b)
☒    Rule 13d-1(c)
☐    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Martin D. Gray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 534,387
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 534,387
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 534,387
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.

(a)        Name of Issuer:

Vicon Industries, Inc. (the “Issuer”)

(b)        Address of Issuer’s Principal Executive Offices:

131 Heartland Blvd.
Edgewood, NY 11717

Item 2.

(a)        Name of Person Filing:

Martin D. Gray

(b)        Address of Principal Business Office or if none, Residence:

P.O. Box 24, Rancho Santa Fe, CA 92067-0024

(c)        Citizenship:

United States of America

(d)        Title of Class of Securities:

Common Stock, par value $.01 per share

(e)        CUSIP Number:

925811101

Item 3.

Not Applicable

Item 4.        Ownership.

The percentages used herein are calculated based on 9,044,670 shares of Common Stock issued and outstanding as of August 29, 2014, immediately following the effective time of the merger of IQinVision, Inc. (“IQinVision”) with VI Merger Sub, Inc., a wholly owned subsidiary of the Issuer, pursuant to which VI Merger Sub, Inc. was merged with and into IQinVision, with IQinVision surviving as a wholly-owned subsidiary of the Issuer.

(a)    Amount beneficially owned: 534,387
(b)    Percent of class: 5.9%
(c)    Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 534,387

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 534,387

(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.        Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☐.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.        Identification and Classification of Members of the Group.

Not applicable.

Item 9.        Notice of Dissolution of Group.

Not applicable.

Item 10.        Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2014	/s/ Martin D. Gray Martin D. Gray